UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ARNO THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

042564 104

(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LLC
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* Taahe remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 042564 104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kappa Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only ☐

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 0

	6.	Shared Voting Power 272,079

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 272,079

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 272,079

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 1.3%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 042564 104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Wexford Spectrum Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only ☐

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,733,712

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,733,712

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,733,712

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 8.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 042564 104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Charles E. Davidson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only ☐

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,005,791

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,005,791

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,791

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 9.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 042564 104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph M. Jacobs

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only ☐

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,005,791

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,005, 791

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,791

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 9.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 042564 104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Wexford Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only ☐

4.	Citizenship or Place of Organization: Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,005, 791

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,005, 791

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,791

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 9.8%

12.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

(a)	The name of the Issuer is Arno Therapeutics, Inc., a Delaware corporation (“New Arno”).
(b)	The principal executive offices of Arno are at 30 Two Bridges Rd., Suite 270, Fairfield, NJ 07004. This statement relates to New Arno’s common stock, $0.0001 par value per share.

Item 2.	Name of Person Filing

This Schedule 13G is being filed on behalf of:

(a)
This statement is being filed by (i) Kappa Investors LLC, a Delaware limited liability company ("Kappa Investors"), (ii) Wexford Spectrum Investors LLC, a Delaware limited liability company ("Wexford Spectrum", and collectively with Kappa Investors and Wexford Spectrum, the "Stockholders") (iii) Wexford Capital LLC, a Connecticut limited liability company ("Wexford Capital"), (iv) Charles E. Davidson and (v) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons").

(b)	The principal business and office address for the Reporting Persons is c/o Wexford Capital LLC, 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06830.

(c)	Kappa Investors is a Delaware limited liability company, the members of which are private investment funds. Kappa Investors was organized for the purpose of making various investments.

Wexford Spectrum is a Delaware limited liability company, the members of which are private investment funds. Wexford Spectrum was formed for the purpose of making various investments.

Wexford Capital, a Connecticut limited liability company, is a registered Investment Advisor and the investment advisor to the Stockholders. Wexford Capital also serves as an investment advisor or sub-advisor to the members of Kappa Investors and Wexford Spectrum.

Charles E. Davidson, a United States citizen, is chairman, a managing member and a controlling member of Wexford Capital. Mr. Davidson is a controlling person or an investor in a number of private companies, including certain members of Kappa Investors and Wexford Spectrum.

Joseph M. Jacobs, a United States citizen, is president, a managing member and a controlling member of Wexford Capital. Mr. Jacobs is a controlling person or an investor in a number of private companies, including certain members of Kappa Investors and Wexford Spectrum.

(d)	This class of securities to which this statement relates is common stock, par value $.0001, of the Issuer (the "Common Stock").

(e)	The CUSIP number of the Common Stock is 042564 104

Item 3.	If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ___ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. ☒.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used herein are calculated based upon the 20,392,024 shares of Common Stock issued and outstanding as of June 3, 2008.

Kappa Investors LLC:
(a) Amount beneficially owned: 272,079

(b) Percent of class: 1.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 272,079

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 272,079

Wexford Spectrum Investors LLC
(a) Amount beneficially owned: 1,733,712

(b) Percent of class: 8.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,733,712

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,733,712

Charles E. Davidson
(a) Amount beneficially owned: 2,005,791

(b) Percent of class: 9.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,005,791

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,005,791

Joseph M. Jacobs
(a) Amount beneficially owned: 2,005,791

(b) Percent of class: 9.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,005,791

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,005,791

Wexford Capital LLC
(a) Amount beneficially owned: 2,005,791

(b) Percent of class: 9.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,005,791

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,005,791

Wexford Capital may, by reason of its status as investment advisor to Kappa Investors and Wexford Spectrum, be deemed to beneficially own the shares of Common Stock of which Kappa Investors and Wexford Spectrum possess beneficial ownership.

Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to beneficially own the shares of Common Stock of which Kappa Investors and Wexford Spectrum possess beneficial ownership.

Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock Kappa Investors and Wexford Spectrum beneficially own.

Wexford Capital, Charles E. Davidson, and Joseph M. Jacobs, own directly no shares of Common Stock. Pursuant to Investment Agreements, Wexford Capital has all investment and voting power with respect to the Securities held by Kappa Investors and Wexford Spectrum Investors. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended, each of Wexford Capital LLC, Charles Davidson, and Joseph Jacobs may be deemed to beneficially own 2,005,791 shares of Common Stock (constituting approximately 9.8% of the shares of Common Stock outstanding). Each of Wexford Capital LLC, Charles E. Davidson, and Joseph M. Jacobs disclaims beneficial ownership of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the group

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2008

KAPPA INVESTORS LLC.

By: /s/ Arthur H. Amron
Name: Arthur H. Amron
Title: Vice President

WEXFORD SPECTRUM INVESTORS LLC

By: /s/ Arthur H. Amron
Name: Arthur H. Amron
Title: Vice President

WEXFORD CAPITAL LLC

By: /s/ Arthur H. Amron
Name: Arthur H. Amron
Title: Principal and General Counsel

/s/ CHARLES E. DAVIDSON
CHARLES E. DAVIDSON

/s/ JOSEPH M. JACOBS
JOSEPH M. JACOBS